ADURO BIOTECH, INC.

740 Heinz Avenue

Berkeley, California 94710

(510) 848-4400

August 9, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento

Re:	Aduro Biotech, Inc.
Registration Statement on Form S-3
File No. 333-219640

Acceleration Request
	Requested Date:	Friday, August 11, 2017
	Requested Time:	4:00 p.m., Eastern Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above referenced Registration Statement on Form S-3 to become effective on August 11, 2017, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Very truly yours,

Aduro Biotech, Inc.

By:	/s/ Jennifer Lew
Name:	Jennifer Lew
Title:	Senior Vice President of Finance

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.

Blaine Templeman, Aduro Biotech, Inc.

Michael E. Tenta, Cooley LLP

J. Carlton Fleming, Cooley LLP